2. Endorsement

Purchase Payment Enhancement Endorsement

The terms of this Endorsement shall override any inconsistent or conflicting provisions in the Contract and is made a part of the Contract upon attachment. If the Contract is terminated (upon written request from the Contract Owner or according to any other provision of the Contract), this Endorsement will also be terminated. If this Endorsement is terminated, the Contract will also be terminated.

The Effective Date of this Endorsement is the Contract Date.

The Definitions section of this Contract is amended by inserting the following after the definition of Purchase Payment:

Purchase Payment Enhancement. An amount credited to the Contract Value when a Purchase Payment is made. The amount credited is considered earnings in the Contract.

The Purchase Payment provision of the Purchase Payments section of this Contract is amended by inserting the following at the end of the provision:

Purchase Payment Enhancement. Each time a Purchase Payment is made, the Company will credit an additional amount (Purchase Payment Enhancement) to the Contract Value. Purchase Payment Enhancements will be allocated to the Subaccounts of the Separate Account and/or to the Fixed Account Options as directed by the Contract Owner.

Purchase Payment Enhancements will be credited to the Contract Value at the same time the Purchase Payment is credited. Withdrawals and charges will be processed after the Purchase Payment(s) and any applicable Enhancement(s) are credited to the Contract Value.

Purchase Payment Enhancement will be determined by multiplying the amount of the Purchase Payment by the applicable Purchase Payment Enhancement Rate specified on Page 3. The Purchase Payment Enhancement Rate is based on the Net Purchase Payments—cumulative total of Purchase Payments received (including the Purchase Payment being processed) less total withdrawals. Purchase Payment Enhancements are not included in the determination of Net Purchase Payments.

During the first Contract Year, if more than one Purchase Payment is made, the Company will determine if any additional Purchase Payment Enhancements will be credited for the prior Purchase Payments made. The amount of any additional Purchase Payment Enhancements to be credited to the Contract Value will be determined by taking the difference between (1) and (2) where:

(1)	equals the sum of all prior Purchase Payments made during the first Contract Year multiplied by the Purchase Payment Enhancement percentage applied to the current Purchase Payment.
(2)	equals the prior cumulative Purchase Payment Enhancements credited to the Contract during that Contract Year.

If the difference is greater than zero, the excess will be credited to the Contract as an additional Purchase Payment Enhancement at the same time the additional Purchase Payment is credited.

If withdrawals are made in the first Contract Year and any prior Purchase Payment Enhancements are forfeited, no additional Enhancement for prior Purchase Payments will be credited to the Contract, even if an additional Purchase Payment is made in the first Contract Year that reaches a new tier.

ICC11-XVA-C

2. Endorsement (continued)

Purchase Payment Enhancement Endorsement

During the second and subsequent Contract Years, if the Net Purchase Payments amount reaches a new tier as a result of additional Purchase Payments, the Company will credit an Enhancement at the higher Purchase Payment Enhancement Rate associated with the new tier. However, the Enhancements already credited with previous Purchase Payments will not be adjusted.

If the contract is canceled within the specified days listed in the Right to Review Contract provision, the Contract Owner will forfeit any Purchase Payment Enhancement.

If a withdrawal is taken that is subject to a Surrender Charge (whether or not Surrender Charges are waived), or if the Contract is surrendered, any Purchase Payment Enhancement credited to the Contract within 12 months of the withdrawal or surrender will be forfeited. No Purchase Payment Enhancement will be forfeited after the end of the Surrender Charge Period associated with the Purchase Payment for which Purchase Payment Enhancement is credited.

Purchase Payment Enhancements are treated as earnings under the Contract.

The Standard Death Benefit provision of the Death Benefit section of the Contract is amended by replacing the words

“(1)	is the Contract Value”

with

“(2)	is the Contract Value less any Purchase Payment Enhancements credited in the 12 months preceding the date the Administrative Office receives due proof of death and all other documents required by the Company to process the claim”.

The Death of Contract Owner provision of the Death Benefit section of the Contract is amended by replacing the words “Company will pay the Beneficiary(ies) the Contract Value” with “Company will pay the Beneficiary(ies) the Contract Value less any Purchase Payment Enhancements credited in the 12 months preceding the date the Administrative Office receives due proof of death and all other documents required by the Company to process the claim”.

The Required Minimum Distributions provision of the Contract is amended by inserting the following at the end of the paragraph:

“If the Contract Owner is obligated to take a Required Minimum Distribution applicable to this Contract before the Free Withdrawal Amount becomes available, one surrender charge-free withdrawal will be permitted on the last day of that Contract Year to satisfy the requirement.”

The Penn Mutual Life Insurance Company

ICC11-XVA-C